Exhibit 21.1

Subsidiaries of Registrant

Name	State of Organization
CreditComm Services LLC	Delaware
Intersections Health Services, Inc.	Delaware
Intersections Holdings Inc.	Delaware
Intersections Insurance Services Inc.	Illinois
Intersections Business Services LLC	Delaware
Captira Analytical, LLC	Delaware
Net Enforcers, Inc.	Florida
Intersections Marketing Services Inc.	Delaware
Intersections Arizona Holdings Inc.	Delaware
Intersections Business Intelligence Services LLC	Delaware
i4c Innovations Inc.	Delaware